ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

4 September 2008

Director/PDMR Shareholding

Reed Elsevier received notification today of the following transactions as a result of reinvestment of the interim dividend, paid to ordinary shareholders on 29 August 2008:

Nick Baker, a designated PDMR, acquired 517 Reed Elsevier PLC ordinary shares at an average price of 621.03p per share, between 29 August – 3 September 2008 and 152 Reed Elsevier NV ordinary shares at €11.32 per share on 3 September 2008; and

Ian Fraser, a designated PDMR, acquired 188 Reed Elsevier PLC ordinary shares at 621.38p per share on 3 September 2008.